NEWS RELEASE

Brascan Power Closes Acquisition of
Additional Hydroelectric Facilities in Brazil

Toronto, April 14, 2005 – Brascan Power announced today it has completed the acquisition of six hydroelectric power plants in Brazil with a combined installed capacity of 76 MW, from Companhia de Forca e Luz Cataguazes Leopoldina (CFLCL) for R$267.2 million (C$128.7million), including R$16 million in working capital, for cash consideration of R$175.9 million and assumed debt of R$91.3 million.

Brascan Power’s Brazilian affiliate, Brascan Energetica, will operate the six facilities. All the power generated is under long-term contract to CFLCL with an average term exceeding 20 years.

“The completion of this acquisition expands our portfolio of hydroelectric power facilities in Brazil to 11 generating stations and furthers our strategy for growth of our power operations in this country,” said Harry Goldgut, Co-Chair and Chief Executive Officer of Brascan Power.

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About Brascan Power

Brascan Power comprises the power generating, transmission, distribution and marketing operations of Brascan Corporation. It is a producer and distributor of power and one of the lowest cost producers of hydroelectric power in North America. Brascan Power owns and operates nearly 130 power generation facilities with a total generating capacity of over 2,600 megawatts. The Company has developed and successfully operated hydroelectric power facilities, primarily across North America, for almost 100 years. (See www.brascanpower.com for more details). Brascan Corporation (NYSE/TSX: BNN). is an asset management company. With a focus on property, power and other infrastructure assets the company has direct investments of US$20 billion and a further US$7 billion of assets under management. (See www.brascancorp.com for more details).

Brascan Power
Shelley Moorhead
Director, Corporate Communications & Investor Relations
Tel: (819) 561-8072
Fax: (819) 561-7188
Email: shelley.moorhead@brascanpower.com

Note: This press release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward looking statements include general economic conditions, interest rates, availability of equity and debt financing and other risks detailed from time to time in the companies’ Annual Reports and Brascan’s 40-F filed with the Securities and Exchange Commission. The companies undertake no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.